Exhibit 99.3

NICE Expands Digital CX Leadership with Digital Customer Guidance

NICE empowers organizations to revolutionize customer service by creating end-to-end digitally fluent and guided journeys

Hoboken, N.J, August 11, 2021 – NICE (NASDAQ: NICE), today announced the acquisition of GoMoxie, an innovator of advanced digital assistance tools that anticipate customer needs and guide them through their online digital journey with relevant snippets of information. With the addition of GoMoxie, NICE is expanding its revolution of digital CX, taking experiences beyond the contact center and into smart conversational self-service, allowing organizations to meet customers on their preferred digital channels, understand their digital needs events, deliver the most relevant branded search content, proactively reach out with conversational AI, and lead them through a seamless and effortless omnichannel service journey.

This move further extends NICE’s comprehensive set of digital CX assets, including CXone Expert, an AI-powered knowledge management solution for digital self-service, CXone SmartReach, a proactive conversational AI solution and CXone Omnichannel Routing, supporting seamless experiences over 35 digital channels. All are offered as part of CXone, the world’s only true next-gen digital customer engagement platform, that proactively connects consumers in innovative ways across their digital journeys, combining digital interactions and self-service, and powered by Enlighten AI, NICE’s self-learning AI engine purpose-built for today’s world of customer service.

“We are proud to be leading the digital transformation of the CX world, bringing together the capabilities that enable organizations to usher in a new era of smart proactive digital experiences,” said Paul Jarman, NICE CXone CEO. “Today’s consumers embark on their digital journey expecting organizations to proactively interact with them from the very beginning of that journey. With GoMoxie, customers can be guided in real-time to find the right answers to their questions and resolve their issues more quickly and effectively, living up to the promise of a digital CX revolution.”

About NICE
With NICE (Nasdaq: NICE), it's never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world's #1 cloud-native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.